                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 1)


                                Loral Corporation
                            (Name of Subject Company)

                                Loral Corporation
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.25 per share
                         (Title of Class of Securities)

                                   543859 10 2
                      (CUSIP Number of Class of Securities)



                               Michael B. Targoff
                       Senior Vice President and Secretary
                                Loral Corporation
                                600 Third Avenue
                            New York, New York 10016

                                 (212) 697-1105

                 (Name and address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                 with a copy to:

                              Bruce R. Kraus, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

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                  This   Amendment   No.   1   amends   and    supplements   the
Solicitation/Recommendation Statement on Schedule 14D-9 (as such may be amended from time to time, the "Schedule 14D-9") filed on January 16, 1996 by Loral Corporation, a New York corporation (the "Company" or "Loral"), with the Securities and Exchange Commission (the "Commission"), relating to the tender offer (the "Offer") by LAC Acquisition Corporation, a New York corporation (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent" or "Lockheed Martin"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated January 12, 1996, for all outstanding shares of common stock (the "Common Stock"), par value $.25 per share, of the Company, and the associated preferred stock purchase rights (the "Rights," and together with the Common Stock, the "Shares"), for a per Share consideration of $38.00 net in cash to the seller, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 7, 1996 (the "Merger Agreement"), among Parent, the Purchaser and the Company.

                  All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 14D-9. In connection with the foregoing, the Company is hereby amending the Schedule 14D-9 as follows:

Item 8.  Additional Information to be Furnished.

         Item 8 is amended and supplemented by the addition of the following paragraphs thereto:

                          "Hart-Scott-Rodino Filings. On January 24, 1996, Loral received a notice from Lockheed Martin that Lockheed Martin intends to file on or about January 24, 1996, and Loral has been informed that Lockheed Martin did file on January 24, 1996, a Notification and Report Form pursuant to the HSR Act with respect to the Offer. On January 24, 1996, Loral filed a Notification and Report Form pursuant to the HSR Act with respect to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following such filing by Lockheed Martin. Accordingly, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on February 8, 1996, unless Lockheed Martin or Loral receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. Section 16 of Lockheed Martin's Offer to Purchase sets forth additional information relating to the HSR Act and such waiting period as they relate to the Offer.


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                           Piven Lawsuit. The Company,  certain of its directors
         (the "Director Defendants") and Lockheed Martin have been named as defendants in a purported class action lawsuit entitled Sylvia B. Piven
         v. Loral Corp., Bernard L. Schwartz, Frank C. Lanza, Howard Gittis, Robert B. Hodes, Gershon Kekst, Charles Lazarus, Donald E. Shapiro, Allen W. Shinn, Thomas J. Stanton, Jr., Daniel Yankelovich, Arthur L. Simon, and Lockheed Martin Corp., Index Number 96-100390 (such lawsuit, the "Piven Lawsuit"), which was filed in the Supreme Court of the State of New York, in the County of New York, on or about January 9, 1996. The plaintiff in the Piven Lawsuit served a copy of the complaint (the "Piven Complaint") upon the Company and the Director Defendants on January 19, 1996 and purportedly served a copy of the complaint upon Lockheed Martin thereafter. Such action purports to be brought as a class action on behalf of all stockholders of the Company. The Piven
         Complaint  alleges,   among  other  things,  that  (a)  the  defendants
         allegedly sought to enrich and/or entrench themselves at the expense of the Company's stockholders, (b) the Director Defendants allegedly breached their fiduciary duties and allegedly have not protected stockholders from any alleged conflicts of interest between such Defendant Directors and the Company's stockholders, (c) the defendants allegedly have taken advantage of their allegedly superior information regarding the Company's relative values, (d) the Director Defendants allegedly did not seek other purchasers for the Company at the highest possible price for Loral stockholders and allegedly sought to chill third party offers for the Company, and (e) Parent allegedly induced, aided and abetted the breach of fiduciary duty by the Director Defendants.

                           As relief, the Piven Complaint seeks, among other things, (a) a declaration that the defendants conduct is unfair, unjust and inequitable to plaintiff and other members of the purported class,
         (b) an injunction preliminarily and permanently enjoining the defendants from taking any steps to complete the Offer, the Merger and the Spin-Off (the "Transaction"), (c) the award of compensatory damages in an unspecified amount, and (d) the award to plaintiff of attorney's fees and costs. Loral believes that the Piven Lawsuit is without merit and intends to vigorously defend such action. The above summary of the Piven Lawsuit does not purport to be complete and is qualified in its entirety by reference to the full text of the Piven complaint, which is attached as Exhibit 17 hereto and which is hereby incorporated herein by reference.

                           Goltz Lawsuit. The Company and certain of its directors and officers (the "Individual Defendants") have been named as defendants in a purported class action lawsuit entitled Arthur Goltz and Murray Zucker v. Loral Corporation, Bernard L. Schwartz, Frank C. Lanza, Howard Gittis, Robert B. Hodes, Gershon Kekst, Charles Lazarus, Malvin A. Ruderman, E. Donald Shapiro, Allen M. Shinn, Thomas J. Stanton, Jr., Daniel Yankelovich, Michael P. DeBlasio, Robert V. LaPenta and Michael B. Targoff, Case Number BC142098 (such lawsuit, the "Goltz Lawsuit"), which was filed in the Superior Court of the State of California, in the County of Los Angeles, on or about January 22, 1996. Such action purports to be brought as a class action on behalf of all shareholders of the Company. The complaint (the "Goltz Complaint") in the Goltz Lawsuit alleges, among other things, that (a) the Individual Defendants allegedly breached their fiduciary duties and failed to attempt in good faith to maximize shareholder value in connection with the Transaction, (b) the Individual Defendants allegedly sought to entrench themselves in their position with the Company at the expense of the Company's stockholders, (c) the Individual Defendants allegedly sought to thwart third party offers for the Company allegedly through, among other things, the adoption of a shareholder rights plan and providing in the Merger Agreement for the payment of certain termination fees under certain circumstances, and (d) the Individual Defendants allegedly have not protected stockholders from any alleged conflicts of interest between such Individual Defendants and the Company's stockholders.

                           As relief, the Goltz Complaint seeks, among other things, (a) an injunction enjoining the defendants to fulfill their fiduciary duties by seeking third party offers for the Company, (b) an injunction enjoining the Transaction and enjoining defendants from enforcing either the Company's shareholder rights plan or the Merger Agreement provisions for the payment of certain termination fees, (c) the award of compensatory damages in an unspecified amount, and (d) the award to plaintiff of attorney's fees and costs. Loral believes that the Goltz Lawsuit is without merit and intends to vigorously defend such action. The above summary of the Goltz Lawsuit does not purport to be complete and is qualified in its entirety by reference to the full text of the Goltz Complaint, which is attached as Exhibit 18 hereto and which is hereby incorporated herein by reference.

                           NYSE Inquiry. On January 19, 1996, Loral received a written inquiry from the New York Stock Exchange (the "NYSE") in connection with the NYSE's regularly conducted review of market activity surrounding significant corporate announcements. In connection with the Transaction, the NYSE has initiated a review of the trading in common stock of the Company which preceded the January 8, 1996 public announcement that the Company and Lockheed Martin were entering into the Transaction. The NYSE has requested, and Loral intends to provide to the NYSE, certain information relating to the Transaction and the events preceding such public announcement.


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                           Information  Statement.  On January 24,  1996,  Loral
         Space & Communications Ltd. ("Loral Space") filed with the Commission pursuant to the Exchange Act a Registration Statement on Form 10 (such document, which includes and incorporates by reference the Information Statement, the "Form 10") with respect to the Loral Space Common Stock. As noted in the Schedule 14D-9, the Distribution is conditioned upon the satisfaction or waiver of a number of conditions, including, among others, the condition that the Form 10 shall have been declared effective by the Commission. Pursuant to Section 3.1(a) of the Distribution Agreement, the Company and Loral Space have agreed to use their respective reasonable efforts to cause the Form 10 to be declared effective under the Exchange Act."

Item 9.  Material To Be Filed As Exhibits.

Exhibit 17. Complaint in an action filed in the Supreme Court of the State of New York, County of New York, entitled Sylvia B. Piven v. Loral Corp., Bernard
                           L. Schwartz, Frank C. Lanza, Howard Gittis, Robert B. Hodes, Gershon Kekst, Charles Lazarus, Donald E. Shapiro, Allen M. Shinn, Thomas J. Stanton, Jr., Daniel Yankelovich, Arthur L. Simon, and Lockheed Martin Corp., Index Number 96-100390.

Exhibit 18. Complaint in an action filed in the Superior Court of the State of California, in the County of Los Angeles, entitled Arthur Goltz and Murray Zucker v. Loral Corporation, Bernard L. Schwartz, Frank C. Lanza, Howard Gittis, Robert B. Hodes, Gershon Kekst, Charles Lazarus, Malvin A. Ruderman, E. Donald Shapiro, Allen M. Shinn, Thomas J. Stanton, Jr., Daniel Yankelovich, Michael P. DeBlasio, Robert V. LaPenta and Michael B. Targoff, Case Number BC142098.

Exhibit 19 Copy of notice to plan participants from Fidelity Management Trust Company, as trustee under certain benefit plans ("Fidelity"), relating to the Offer, and accompanying form of instruction to Fidelity from such plan participants.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 25, 1996

                                             LORAL CORPORATION


                                             By: /s/ Michael B. Targoff
                                                 Name:  Michael B. Targoff
                                                 Title: Senior Vice President
                                                        and Secretary

                                                       EXHIBIT INDEX



Exhibit No.                Exhibit

Exhibit 99.17. Complaint in an action filed in the Supreme Court of the State of New York, County of New York, entitled Sylvia B. Piven v. Loral Corp., Bernard
                           L. Schwartz, Frank C. Lanza, Howard Gittis, Robert B. Hodes, Gershon Kekst, Charles Lazarus, Donald E. Shapiro, Allen M. Shinn, Thomas J. Stanton, Jr., Daniel Yankelovich, Arthur L. Simon, and Lockheed Martin Corp., Index Number 96-100390.

Exhibit 99.18. Complaint in an action filed in the Superior Court of the State of California, in the County of Los Angeles, entitled Arthur Goltz and Murray Zucker v. Loral Corporation, Bernard L. Schwartz, Frank C. Lanza, Howard Gittis, Robert B. Hodes, Gershon Kekst, Charles Lazarus, Malvin A. Ruderman, E. Donald Shapiro, Allen M. Shinn, Thomas J. Stanton, Jr., Daniel Yankelovich, Michael P. DeBlasio, Robert V. LaPenta and Michael B. Targoff, Case Number BC142098.

Exhibit 99.19 Copy of notice to plan participants from Fidelity Management Trust Company, as trustee under certain benefit plans ("Fidelity"), relating to the Offer, and accompanying form of instruction to Fidelity from such plan participants.